Exhibit 99.116

DeFi Technologies Appoints Chase Ergen to Board of Directors

Toronto, Canada, March 3, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce the appointment of Chase Ergen to its board of directors (the “Board”).

Chase Ergen is a visionary entrepreneur and a leading figure in the decentralized finance space. As the son of Charlie Ergen, founder of Dish Network, a subsidiary of Echostar (NASDAQ: SATS), Chase has leveraged his firsthand experience, entrepreneurial roots, and forward-thinking mindset to drive innovation across satellite technology, information and communications technology (ICT), and cross-sector enterprises. With 20 years of experience in the satellite and 5G telecommunications ecosystem, along with deep relationships in U.S. institutional finance, his expertise in emerging technologies and financial systems will be instrumental in advancing DeFi Technologies’ strategic initiatives. His appointment will strengthen the company’s engagement with both retail and institutional communities, leveraging the extensive relationships fostered and built by Dish Network.

Concurrently serving as the Executive Director of the ‘Make America Wealthy Again’ Super PAC, Chase leads initiatives aimed at promoting financial empowerment and economic growth. His work focuses on creating opportunities for Americans to build wealth, emphasizing policies that support innovation and entrepreneurship—skills that will be invaluable as DeFi Technologies continues to lead in bridging traditional finance with innovative decentralized finance technologies.

A former Bitcoin miner, Chase was an early adopter in the cryptocurrency space, gaining firsthand experience with blockchain technology and decentralized finance long before they became mainstream. His deep understanding of digital assets and financial systems has positioned him as an influential leader in the DeFi ecosystem.

“I’m excited to welcome my dear friend Chase to our Board,” said Olivier Roussy Newton, CEO of DeFi Technologies. “His extensive background in finance, technology, and wealth creation aligns with our mission to bridge the gap between traditional and decentralized finance. His insights and leadership will be invaluable as we continue expanding our innovative financial products and services.”

Chase has launched and scaled multiple ventures, always with a focus on emerging technologies and wealth creation. His appointment reinforces DeFi Technologies’ commitment to strengthening its leadership team and furthering its mission to reshape the financial landscape through decentralized technologies.

Chase’s appointment follows the resignation of Krisztian Toth from the Board who will transition into an advisory role. The Company thanks him for his services as a director.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the appointment of directors to the Board; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681